Transeuro Energy Corp.

Management's Discussion & Analysis

For the Years Ended December 31, 2010 and 2009

(Expressed in Canadian Dollars)

Management's discussion and analysis ("MD&A") of the financial condition, results of operations and comprehensive income, deficit, and cash flows should be read in conjunction with the consolidated financial statements and accompanying notes. This discussion and analysis is based on information available to May 2, 2011. Additional information relating to the Company is on SEDAR at www.sedar.com.

The significant accounting policies are outlined in Note 2 to the consolidated financial statements of the Company for the period ended December 31, 2010.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Business Overview and Overall Performance

Business overview

Transeuro Energy Corp. ("Transeuro" or the "Company") is involved in the acquisition of petroleum and natural gas rights, the exploration for, and development and production of, crude oil, condensate and natural gas. The Company is listed on the TSX Venture Exchange (TSU) as well as on the Oslo Axess (TSU).

Overall performance

The Company's income (loss) for the twelve months ending December 31, 2010 was $969,963 (2009 – $18,603,348) or $0.00 (2009 – $0.07) income (loss) per share - basic and diluted. Included in this net loss is $332,429 (2009 - $725,994) in stock-based compensation expense, $968,954 (2009 - $3,164,822) in write-off of oil and gas properties, $Nil (2009 - $336,670) in non-controlling interest, and $245,242 (2009 - $532,759) in depletion and depreciation. These are all non-cash items. Key components and variations are discussed in further detail under "Results of Operations" below.

The Company's comprehensive income (loss) for the twelve months ending December 31, 2010 was ($4,537,493) (2009 – $30,953,644), Included in this comprehensive income (loss) is an unrealized loss on available-for-sale investment of ($5,507,456) (2009 - $12,350,296). This unrealized loss is due to the Company accounting for its investment in Eaglewood Energy Inc. ("Eaglewood") (TSX-V symbol: EWD) on as an available-for-sale investment basis on the balance sheet, which is measured at fair value at each reporting period.

Total natural gas production revenue for the twelve months ending December 31, 2010 was $683,389 (2009 - $1,230,653). Natural gas production in Beaver River, Canada has occurred mostly from the "A-2" well, with production from the "A-7" well commencing in April 2010 and "A-5" periodically through the period.

Capital expenditures on oil and gas properties for the twelve months ending December 31, 2010 totalled $4,281,684 (2009 – $2,193,463). These expenditures were made primarily on the Ukraine property during 2010 and in 2009, where the Company capitalized general and administration costs during the year as well as the preliminary work performed on the Karlavskoye 101 well. Operations on the Karlavskoye 101 well had been suspended since late October 2008 pending resolution of the dispute and the shareholding of Scythian Energy B.V and the securing of new funds. This dispute was resolved during the year ending December 31, 2009 and during 2010 the Company began preparations to re-commence operations on the Karlavskoye 101 well. During the twelve months ending December 31, 2010, the Company wrote down the carrying value of certain oil and gas property for costs incurred during the period did not meet the capitalization recognition criteria. The write-down for the period is $968,954 (2009 - $3,164,822).

Investment in Eaglewood Energy Inc.

As at December 31, 2008, the Company held 30,000,000 shares of Eaglewood which represented 52% of Eaglewood.

On May 12, 2009, the Company arranged for the sale of 2,857,140 Eaglewood shares which resulted in the Company's ownership in Eaglewood decreasing from 52% to 47%. At the date of disposition, the Company de-consolidated the assets and liabilities of Eaglewood at its carrying amounts including non-controlling interests. At this point it was treated as an equity investment.

During the fourth quarter of 2009, the Company sold a further 2,492,860 common shares of Eaglewood following which the Company accounted for its investment in Eaglewood as an available-for-sale investment, which is measured at fair value at each reporting period. During the year ending December 31, 2009, the Company sold an additional 13,500,000 shares and also recognized an unrealized gain (net of tax) on available-for-sale investments of $12,350,296, which was included in accumulated other comprehensive income for the year.

During the year ended December 31, 2010 the Company sold 10,778,570 Eaglewood common shares for aggregate proceeds of $10,786,669 resulting

in a recognized loss of $5,719,845 but a realized gain of $7,810,446.

As at December 31, 2010, the Company holds 371,430 common shares of Eaglewood. During the period ending December 30, 2010, the Company recognized an unrealized loss on available-for-sale investments of ($5,507,456), which is included in accumulated other comprehensive income for the period.

The Series A Debentures, which mature in November 2010, were secured by 6,071,430 shares of Eaglewood. The holders, two of whom are directors and an officer of the Company, of the remaining $475,000 of Series A Debentures entered into an arrangement with the Company whereby they agreed to defer repayment for periods of either 30 or 60 days thereby allowing for an early release of the Eaglewood security to the Company. The Company, in consideration of the deferred repayment and the release of the 6,142,860 Eaglewood shares security, agreed to pledge 3,071,430 of these shares to the holders of the remaining $475,000 Series A Debentures until such time as they have been repaid. On September 27, 2010 a further $200,000 of Series A Debentures were repaid and the remaining $275,000 repaid during the fourth quarter.

Subsequent to December 31, 2010 the Company sold its remaning 371,430 Eaglewood common shares for aggregate proceeds of $267,430.

The Company holds a 10% property back-in right whereby, after Eaglewood has drilled and tested three exploration wells on several of its licenses, the Company may elect to acquire a 10% working interest in the licenses by paying to Eaglewood an amount equal to 10% of the exploration and development costs incurred up to that date with respect to the licenses and agreeing, on a go forward basis, to pay 10% of the exploration and development costs incurred after that date. During the Period Eaglewood reported that a well being drilled by their partner Oil Search (PNG) Limited, which would be considered the first of the three exploration wells, was abandoned after reaching the target depth. Eaglewood also reported that they expect to spud a new well during the second half of 2010 which will be considered the second of the three exploration wells.

Financings

Convertible Debentures

During the year ending December 31, 2009, the Company sold common shares of Eaglewood for net proceeds of $10,800,000. These common shares were pledged as security against the Series A and Series B Debentures. The sale was approved by the Series A and B Debenture holders and was conditional on a partial repayment of $2,000,000 for each debenture (total $4,000,000 paid) plus half of the remaining interest payments due in November ($150,000) and December 2009 ($120,000). Furthermore, the Company negotiated an extension to the $2 million, Series A, 15% convertible debentures ("Series A Debentures") that originally matured on November 14, 2009. A summary of the new terms of the debentures are as follows:

- The interest rate for the Series A Debentures was increased from 15% to 18% per annum effective November 1, 2009;
- The maturity date of the Series A Debentures shall be extended to November 1, 2010;
- The debenture holders released 2,642,860 Eaglewood shares to the Company;
- The extension of the warrants granted to the debenture holders through to November 1, 2010; and
- The interest payment due on November 14, 2009 and all future interest payments to the new maturity date were paid by the Company directly to the holders of the Series A Debentures within 10 days following the sale of the released Eaglewood shares by the Company.

The Company also negotiated an extension to the $2 million, Series B, 12% convertible debentures ("Series B Debentures") that matured on December 9, 2009. A summary of the new terms of the debentures are as follows:

- The maturity date of the Series B Debentures was extended to January 29, 2010;
- The interest rate for the Series B Debentures was increased from 12% to 18% per annum from December 10, 2009 to January 29, 2010 and be payable on January 29, 2010; and
- The interest payment due on December 9, 2009 was paid by the Company to each Series B debenture holder before December 18, 2009.

During the period ended December 31, 2010 the Company sold 10,778,570 Eaglewood common shares for aggregate proceeds of $10,786,669. Of the proceeds, $2,050,301 was paid to settle the principal ($2,000,000) and interest ($50,301) owing to the Series B debenture holders as at January 29, 2010. Of the $50,301 interest paid, $44,712 was accrued by the Company as at December 31, 2009.

Of 4,012,430 common shares held as at September 30, 2010, 3,071,430 were held in escrow which were released on October 11, 2010. Certain Eaglewood common shares were pledged as security against the Company's Series A convertible debentures (Note 7). On August 23, 2010, Transeuro repaid a total of $1,525,000 of its $2,000,000 Series A Debentures. The Series A Debentures, which mature in November 2010, were secured by 6,071,430 shares of Eaglewood. The holders, two of whom are directors and an officer of the Company, of the remaining $475,000 of Series A Debentures entered into an arrangement with the Company whereby they agreed to defer repayment for periods of either 30 or 60 days thereby allowing for an early release of the Eaglewood security to the Company. The Company, in consideration of the deferred repayment and the release of the 6,142,860 Eaglewood shares security, agreed to pledge 3,071,430 of these shares to the holders of the remaining $475,000 Series A Debentures until such time as they have been repaid. On September 27, 2010 a further $200,000 of Series A Debentures were repaid and the remaining $275,000 were repaid subsequent to the period.

Stock Options

The Company uses stock options as the primary incentive and reward mechanism for Directors and Staff. During the period ended December 31, 2010, the Company granted 13,050,000 (2009 – 7,457,874) stock options to officers and employees of the Company.

Company Assets

Hydrocarbon Exploration & Production Licenses

Armenia

In 2009 the Company commenced discussions with the Armenian Ministry of Energy and Natural Resources to renew the Production Sharing Agreement ("PSA") for a further two years as provided for under the existing regulations. The Company has requested an amendment to the PSA to improve the financial terms to assist in attracting investors and farm-in partners to continue with the work program in Block 2. In response, the Armenian Ministry of Energy and Natural Resources has requested a technical report on the Company's exploration and development plans for the property. No further activity has occurred in 2010.

No operations were performed during the period. The Company has a rig and other camp equipment which is being stored at a warehouse in Yerevan while discussions continue on the future use. The Company is reviewing its options for Armenia including seeking partners to provide investment into block 2 prior to completing negotiations with the Ministry and a possible sale of certain equipment.

Canada

Natural gas production in Beaver River, Canada has occurred from 3 wells. The "A-2" well has flowed continuously and produced approximately 0.24 Bcf. The A-7 well has produced 0.08 Bcf and the A-5 well flowed just 2 months and produced 0.07 Bcf. No other well operations occurred during the year while performance of the existing wells is monitored.

Ukraine

In August 2010, the Company announced the contract for a drilling rig to resume drilling operations on the Karl-101 well. Mobilisation of the rig commenced in November and drilling operations commenced on Dec 31st.

The gas sales agreement with a local Ukraine company, AutoGasComplect ("AGC"), to sell all future gas from its two wells (wells no. 5 and no. 11) on the Krasnapolianskoye field in the Ukraine was terminated due to lack of performance by AGC. The Company is continuing to seek a gas sales agreement with an alternative party.

During the period ending December 31, 2010, the Company wrote down the carrying value of the certain oil and gas property for costs incurred during the period that did not meet the capitalization recognition criteria. The write-down for the period is $968,954 (2009 - $2,880,575). During the period ending December 31, 2010, the Company capitalized $4,281,684 (2009 - $2,193,463) in costs.

The following table summarizes the Company's investment commitments in order to keep the Ukraine licenses in good standing (in thousands):

Field	2011	2012	2013	2014
Karlavskoye	$ 10,468	$ 7,987	$ 301	$ 244
Krasnapolianskoye	$ 2,096	$ 62	$ -	$ -
Povorotnoye	$ 4,528	$ -	$ -	$ -

The Karlavskoye license expires, subject to any extensions, on July 14, 2014. The Krasnapolianskoye license expires, subject to any extensions, on November 21, 2012. The Povorotnoye license expires, subject to any extensions, on May 14, 2011. The Company's three licenses in the Ukraine may not be retained if the financial commitments required under the license agreements, which may be amended by mutual agreement, are not fulfilled (See Risk Factors). Managament is negotiating the renewal of the Povorotnoye license and considers it likely that the license will be available to the Company for renewal under the current terms

Third Party Assets

Eaglewood Energy Inc ("Eaglewood"), TSX Venture: EWD (http://www.eaglewoodenergy.ca/)

Transeuro holds a back-in option to re-acquire a 10% interest in all 4 exploration licenses. Eaglewood is an international oil and gas exploration company based in Calgary, Canada, with exploration licenses in Papua New Guinea. The Company has operating offices in Port Moresby and a technical office in Australia. Eaglewood holds four license blocks: PPL 257, PPL 258, PPL 259 and PPL 260. Seismic data, magnetic and gravity surveys and information from field geology expeditions have mapped outcrops and defined petroleum systems in these areas. While the technical analysis of the properties is ongoing, several prospects have been identified and negotiations are ongoing with various companies to farm out an interest in the licenses in return for wells.

The back in option is defined as a right to acquire a 10% interest in all, but not less than all, of the 4 license blocks, exercisable within 60 days from the date when Eaglewood completes the drilling and testing of a third well on the assets, by paying to Eaglewood 10% of all costs incurred in respect of the 4 license blocks up to the election date and agreeing to pay 10% of the ongoing costs with respect to exploration and development of the 4 license blocks. During the year Eaglewood reported that a well being drilled by Oil Search (PNG) Limited, a farm-out partner for block 260, was abandoned after reaching the target depth. Eaglewood also commenced the Ubunti-1 well in block 259 and was drilling ahead at year end. Subsequent to year end Eaglewood announced a gas condensate discovery in the Elevala sandstone. No announcement has been made on the start date for the third well.

Papua New Guinea ("PNG") is located in the south-western Pacific towards the eastern end of the Indonesian archipelago. PNG is rich in natural resources including oil and natural gas. Development of PNG's oil and gas resources has been slow due to the rugged terrain and the high cost of developing infrastructure. Existing infrastructure is concentrated around major projects and urban areas. Existing oil refineries have the capacity to produce 32,500 barrels of product per day. A consortium led by ExxonMobil hopes to begin the commercialization of PNG's estimated 22.5 trillion cubic feet of natural gas reserves through the construction of a liquefied natural gas production facility scheduled for completion in late 2013 or early 2014. In addition, planning of multiple pipelines in close proximity to Eaglewood's exploration licenses is underway. Current oil production from the developed PNG fields is around 45,000 bopd.

Reserves

McDaniel & Associates Consultants Ltd. ("McDaniel") has evaluated as at December 31, 2009 and 2008 the natural gas reserves attributable to the Company's oil and gas interests in the Beaver River Field, in British Columbia, Canada. Fekete Associates Inc. ("Fekete") has evaluated as at December 31, 2010, 2009 and 2008 the oil and natural gas reserves attributable to the Company's oil and gas properties in Ukraine. In the Fekete reports, there are contingent resources reported for Ukraine. Contingent resources are defined as those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but has not yet established commerciality.

The Company's proven and probable reserves decreased in 2010 due to depletion in the period and a write-down of the remaining Beaver River reserves. There were no new workovers in 2010 to increase production which, combined with continued depressed gas prices and projected abandonment costs, did not provide a basis to recognize any proven and probable reserves.

A tabulated aggregate of the Low, Median and High Discovered Resource volumes and the assigned Undeveloped Reserves of the Ukraine properties are shown below. Data was obtained from the Report on Oil and Gas Information NI 51-101 dated December 31, 2010 prepared by Fekete.

		GROSS (100%) DISCOVERED RESOURCE (*Note 2*) IN PLACE VOLUMES		GROSS (100%) UNDEVELOPED RESERVES	
Field	Aggregate Probability (*Note 1*)	Natural Gas	Oil	Natural Gas	NPV disc. (*Note 3*) @ 10%
		(MMSCF)	(MSTB)	(MMSCF)	$U.S.
Karlavskoye	Low	160,402			
	Median	424,920			
	High	854,235			
	Mean	472,280			
Krasnapolianskoye	Low	1,726		1,219	1,586
	Median	2,690		1,924	2,268
	High	3,790		2,763	2,931
	Mean	2,725			
Povorotnoye	Low	51,145			
	Median	96,597			
	High	155,545			
	Mean	100,723			
AGGREGATE	Low	213,273		1,219	1,586
	Median	524,207		1,924	2,268
	High	1,013,570		2,763	2,931
	Mean	575,728			

***Note 1*: Resource Probability**

- Low estimate represents P90 value. There is a 90% Probability that a greater or equal quantity may be present and a 10% probability that a lesser quantity may be present.
- Median estimate represents P50 value. There is a 50% probability that a greater or equal quantity may be present and a 50% probability that a lesser quantity may be present.
- High estimate represents P10 value. There is a 10% probability that a greater or equal quantity may be present and a 90% probability that a lesser quantity may be present.
- Mean is an arithmetic of the Low, Median and High values.

***Note 2*: Gross (100%) Discovered Resource** are those total (100%) quantities of oil and gas estimated on a given date to be contained in known

accumulation, but have yet to establish commerciality.

***Note 3:* Gross (100%) Reserves** are assigned under P10 (Possible) reserves category.

The Company's December 31, 2010 NI 51-101 reports can be accessed on SEDAR at www.sedar.com.

Segmented information

The Company has one operating segment, oil and gas exploration. The Company has oil and gas properties located in Ukraine, Armenia, and Canada. Further details are as follows:

December 31, 2010		Canada		Ukraine		Armenia		PNG		Total
Property, plant and Equipment	$	114,801	$	2,756,606	$	1,187,550	$	-	$	4,058,957
Oil and gas properties	$	-	$	21,705,305	$	-	$	-	$	21,705,305
Revenue	$	683,389	$	-	$	-	$	-	$	683,389
Capital expenditures	$	800,627	$	3,481,057	$	-	$	-	$	4,281,684

December 31, 2009		Canada		Ukraine		Armenia		PNG		Total
Property, plant and Equipment	$	216,696	$	2,804,185	$	1,187,550	$	-	$	4,208,431
Oil and gas properties	$	272,500	$	18,227,354	$	-	$	-	$	18,499,854
Revenue	$	1,230,653	$	-	$	-	$	-	$	1,230,653
Capital expenditures	$	995,692	$	999,467	$	-	$	198,304	$	2,193,463

Selected Yearly Information (extracted from audited financial statements)

	December 31, 2010	December 31, 2009	December 31, 2008
Total natural gas revenue	$683,389	$1,230,653	$3,626,384
Total operating costs	$657,125	$747,599	$2,004,103
Net (loss) gain	$969,963	$18,603,348	$(37,517,022)
Comprehensive (loss) gain	(4,537,493)	$30,953,644	$(37,517,022)
Gain (loss) per share – Basic	$0.00	$0.07	$(0.18)
Gain (loss) per share – Diluted	$0.00	$0.07	$(0.18)
Total Oil and Gas Properties	$21,705,305	$18,499,854	$33,265,726
Total Assets	$31,239,535	$43,224,045	$44,960,829
Total Liabilities	$10,319,892	$11,440,400	$59,424,930
Total Shareholders' Equity (Deficiency)	$20,919,643	$31,783,645	$(14,464,101)

Results of Operations

The following discussion and analysis of the Company's financial results of its operations should be read in conjunction with the Company's consolidated financial statements and related notes for the same period.

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Natural gas revenue	$ 683,389	$ 1,230,653
Other income	26,494	25,783
	709,883	1,256,436
Expenses		
Operating	657,125	747,599
General and administrative	2,185,072	3,416,345
Stock-based compensation	332,429	725,994
Depletion and depreciation	245,242	532,759
Write-off of oil and gas properties	968,576	3,164,822
Interest and financing charges	1,337,875	6,569,800
Accretion of asset retirement obligations	203,116	183,275
Foreign exchange gain	190,844	(2,212,154)
	6,120,279	13,128,440
Income (loss) before the undernoted	(5,410,396)	(11,872,004)
Gain on Settlement of debts	-	18,855,605
Non-controlling interest	-	336,670
Equity loss (Note 4)	-	(751,314)
Gain (loss) on sale of Eaglewood shares (Note 4)	7,810,446	9,543,401
Income before tax (loss)	2,400,050	16,112,358
Income tax recovery (expense)	(1,430,087)	2,490,990
Net income for the year	969,963	18,603,348
Unrealized gain (loss) on available for sale securities	(5,507,456)	12,350,296
Comprehensive income (loss) for the period	(4,537,493)	30,953,644
Earnings (loss) per share – Basic	$ 0.00	$ 0.07
Earnings (loss) per share – Diluted	$ 0.00	$ 0.07
Weighted average number of common shares outstanding – Basic and Diluted	386,417,650	274,667,823

- See Accompanying Notes -

Natural gas revenue

Total natural gas production revenue for the period ended December 31, 2010 was $683,389 (2009 - $1,230,653). Natural gas production in Beaver River, Canada in 2010 was significantly lower than the equivalent period in 2009 due primarily to substantially lower production.

General and administrative

The Company's general and administrative expenses for the year ended December 31, 2010 were $2,185,072 (2009 - $3,416,345). These administrative expenses consist mainly of consulting, legal and accounting, management fees, and travel expenses related to the operation of the head office and other administrative offices in various locations. Decline in the current period when compared to 2009 is due largely to reduced foreign operations and decreased number of employees and consultants.

Capital expenditures

Capital expenditures on oil and gas properties during the period ended December 31, 2010 totaled $4,281,684 (2009 – $2,193,463). These expenditures were primarily made on the Ukraine property where the Company capitalized general and administration costs during the year as well as the preliminary work performed on the Karlavskoye 101 well. Operations on the Karlavskoye 101 well had been suspended since late October 2006 pending resolution of the dispute and the shareholding of Scythian Energy B.V. The dispute was resolved during the year ending December 31, 2009 and during the year ended December 31, 2010 the Company began preparations to re-commence operations on the Karlavskoye 101 well including contracting with rig contractors, road construction and engineering services. During the year ending December 31, 2010, the Company wrote down the carrying value of certain oil and gas property for costs incurred during the period did not meet the capitalization recognition criteria. The write-down for the period is $968,954 (2009 - $3,164,822). The Company expects that capital expenditures will increase substantially through the first half of 2011 as operation progresses on the Karlavskoye 101 well.

Interest and financing charges

The Company's interest expense is attributable to interest on the Company's bonds, convertible debts, and payable to Questerre Beaver River Inc. ("Questerre"). Interest expense during the period ended December 31, 2010 was $1,337,497 (2009 - $6,569,801). Interest expense in 2009 is larger than the current period primarily due to the inclusion in 2009 of $1,850,297 relating to the incremental increase in the fair value of previously issued warrants that were re-priced during the year ending December 31, 2009 and the then outstanding convertible debt which was substantially repaid during the period.

Foreign exchange

Foreign exchange gain during the period ended December 31, 2010 was $190,844 (2009 – $(2,212,154)). The foreign exchange gain is primarily the result of movement between the Ukrainian Hryvnia and the Canadian dollar during the period.

Unrealized loss on available-for-sale investment

The Company accounts for its investment in Eaglewood as an Available-for-sale Investment, which is measured at fair value at each reporting period. During the period ended December 31, 2010, the Company recognized an unrealized loss on available-for-sale investment of $300,858, which is included in accumulated other comprehensive income for the period.

Net loss

The Company's income (loss) for the twelve months ending December 31, 2010 was $969,963 (2009 – $18,603,348) or $0.00 (2009 – $0.07) income (loss) per share - basic and diluted. Included in this net loss is $332,429 (2009 - $725,994) in stock-based compensation expense, $968,954 (2009 - $3,164,822) in write-off of oil and gas properties, $Nil (2009 - $336,670) in non-controlling interest, and $245,242 (2009 - $532,759) in depletion and depreciation. These are all non-cash items. .

Summary of Quarterly Results (unaudited)

The following information is derived from the Company's unaudited quarterly consolidated financial statements for the past eight quarters.

	Natural gas revenue	Net income (loss) for the period	Income (loss) per share – basic	Income (loss) per share – diluted
December 31, 2010	$114,697	$7,261,105	$0.02	$0.02
September 30, 2010	$235,144	$(2,509,697)	$(0.02)	$(0.02)
June 30, 2010	$159,024	$(2,434,998)	$(0.01)	$(0.01)
March 31, 2010	$174,524	$(1,346,447)	$Nil	$Nil
December 31, 2009	$153,513	$2,193,215	$0.01	$0.01
September 30, 2009	$Nil	$23,066,063	$0.10	$0.09
June 30, 2009	$404,157	$202,463	$Nil	$Nil
March 31, 2009	$672,983	$(6,858,393)	$(0.03)	$(0.03)

Liquidity

Working capital

The Company had a negative working capital balance of $4,093,276 as at December 31, 2010.

Cash and cash equivalents

The Company had cash of $2,246,960 as at December 31, 2010. Management of cash balances is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry a low degree of risk. Some examples of instruments approved by the Company are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for the advancement of the Company's properties. The Company's cash and cash equivalents are invested in business accounts with major financial institutions, are available on demand for the Company's programs, and are not held in any asset backed commercial paper investments.

Cash used in operating activities

Cash used in operating activities for the period ended December 31, 2010 was $1,645,008 (2009 – $4,935,876). Included in this net loss is $332,429 (2009 - $725,994) in stock-based compensation expense, $968,954 (2009 - $3,164,822) in write-off of oil and gas properties, $Nil (2009 - $336,670) in non-controlling interest, and $245,242 (2009 - $532,759) in depletion and depreciation. These are all non-cash items.

Cash generated by investing activities

The Company generated $6,062,915 (2009 – $10,000,233) of cash from investing activities during the year ended December 31, 2010. The decrease over the same period in the prior year is mainly due to reduced proceeds on sale of its shares in Eaglewood . Net proceeds from sales of Eaglewood shares in the period totalled $10,786,669 compared to $14,657,674 in the twelve months ended December 31, 2009.

Cash used by financing activities

Cash used in financing activities for the period ended December 31, 2010 was $2,593,510 (2009 – 7,720,973). During the period, the Company re-paid its Series B debenture holders the remaining balance of $2,000,000 and the remaining balance of $2,000,000 of its Series A debentures.

Requirement of additional equity financing

As at December 31, 2010, the Company negative working capital balance of $4,093,276 and an accumulated deficit of $146,573,581.

However, the investment commitments required in order to keep the licenses on the property in Ukraine in good standing (Note 5) and fund additional commitments are significant.

The ability of the Company to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to sell the Eaglewood shares for proceeds in excess of the debt secured by the shares, raise additional debt or equity, secure new or additional partners and farm-outs for its projects, dispose of redundant fixed assets, keep its licenses in good-standing and resume profitable production from the Beaver River property. The Board and management are attempting to address each of these issues and to limit the Company's spending in order to minimize costs. Management has negotiated changes to their oil and gas licenses in the past including extensions and amendments to their expenditure commitments to keep the licenses in good standing however, the successful outcome of management's activities cannot be assured because they are contingent on future matters.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

As at December 31, 2010, the Company held 371,430 common shares of Eaglewood (Note 4) which have a fair market value of $267,430 based on Eaglewood's closing market price of $0.72 on December 31, 2010. Subsequent to the period ended December 31, 2010 the Company sold all remaining Eaglewood common shares for aggregate proceeds of $267,430.

Capital Resources

As of December 31, 2010, Transeuro had 17,532,880 stock options and 21,426,810 common share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $0.18 per share and the common share purchase warrants have a weighted average exercise price of $0.15. Accordingly, as at December 31, 2010, the Company would receive $6,364,493 if these options and warrants were exercised in full. The exercise of these options and warrants is at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised. The Company has no outstanding debt facility.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions not disclosed elsewhere in these financial statements are as follows:

(a) The expenditures charged by parties not at arm's length to the Company consist of the following:

	December 31, 2010		December 31, 2009	
Management fees to officers of the Company	$	632,376	$	538,768
Fees, rent and office expense to a company with a director in common	$	25,285	$	6,505
Directors' fees	$	78,572	-	

(b) As at December 31, 2010, $103,638 (2009 – $108,612) was payable to officers and directors and to a company with a director in common. These amounts relate to management fees and expense reimbursement claims incurred in the normal course of operations. These payables have no interest or specific repayments terms.

(c) The Series A Debentures, which matured in November 2010, were secured by 6,071,430 shares of Eaglewood. The holders, two of whom are directors and an officer of the Company, of $475,000 of Series A Debentures entered in an arrangement with the Company whereby they agreed to defer repayment for periods of either 30 or 60 days thereby allowing for an early release of the Eaglewood security to the Company. The Company, in consideration of the deferred repayment and the release of the 6,142,860 Eaglewood shares security, agreed to pledge 3,071,430 of these shares to the holders of the remaining $475,000 Series A Debentures until such time as they had been repaid. In addition, the company agreed to pay a bonus to each holder of the remaining debentures. Of the $23,750 payable, $13,750 was paid to the two directors and officer of the Company. These amounts were repaid during the period.

The above transactions occurred in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Proposed Transactions

On September 9, 2010, the Company announced that it had signed a Letter of Intent with Questerre Energy Corp. to acquire the remaining 50% interest in the Beaver River field in British Columbia and to extinguish approximately $4.3 million of payables owed to Questerre in exchange for forty (40) million shares in Transeuro, equal to approximately 8.7% of the Company. The transaction, conditional on Transeuro's completion of its due diligence, including reviewing a Beaver River abandonment report prepared for Transeuro by the Pioneer Group, will involve the purchase by Transeuro of all the outstanding shares in Questerre Beaver River Inc, a wholly owned subsidiary of Questerre Energy Corp.

At closing, Transeuro will hold 100% of the Beaver River field. While the Company has not yet fully determined the allocation of the fair value of all identifiable assets and liabilities to be acquired, or the complete impact of this proposed transaction on the Company's financial condition, cash flows or results of operations, the acquisition will result in the elimination of $5,146,320 of payables as at December 31, 2010. In addition, it is anticipated that until such time as gas prices improve or production from the producing wells increases that the operation will not be cash flow positive.

Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 of the consolidated financial statements for the period ended December 31, 2010. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported year.

Oil and gas properties

Capitalization

Petroleum and natural gas properties are recorded in accordance with the Canadian Institute of Chartered Accountants ("CICA") guideline on full cost accounting for the oil and gas industry whereby all costs, including internal costs and asset retirement costs, directly associated with the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Gains or losses on disposal of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20% or more in the depletion and depreciation rate.

Depletion and depreciation

Petroleum and natural gas assets and properties are depleted and depreciated using the unit-of-production method based on estimated proven reserves determined using estimated future prices and costs. For the purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves.

Ceiling test and unproved properties

An impairment loss is recognized in net earnings when the carrying amount of a cost centre of petroleum and natural gas assets and properties is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is tested for recoverability by determining if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited by the amount by which the carrying amount exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties that are subject to a separate impairment test.

Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases, or impairment occurs. These properties are reviewed quarterly and are subject to a separate impairment test. Any impairment is transferred to the costs being depleted. If the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

Measurement uncertainty:

The Company's three licenses in the Ukraine may not be retained if the financial commitments required under the license agreements, which may be amended by mutual agreement, are not fulfilled. Due to the lack on funds available the Company may not be able to meet its financial commitments. If the Company is unsuccessful in keeping its licenses in good standing or is impacted by other factors beyond the control of the Company, this would adversely impact operations in Ukraine or result in the impairment of the oil and gas properties in the future; such impairment would be material.

Stock-based compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of option grants is established using a Black-Scholes option pricing model. For employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting year. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

Foreign currency translation

For the purposes of consolidation, the Company's foreign subsidiaries are considered integrated operations and are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at year-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the year except for depreciation and amortization which are translated at historical rates. The resulting gains or losses are reflected in operating results in the year of translation.

At the entity level, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported year. Such estimates relate primarily to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Significant areas where management judgment is applied in these financial statements include: amounts recorded for depletion, depreciation, and amortization, accretion, asset retirement costs and obligations, future income taxes, equity component of the convertible debentures, the valuation of warrants and options, which are based upon expected useful lives and other relevant assumptions. Further, the amounts used for ceiling test and impairment calculations are based on estimates of crude oil and natural gas reserves, production rates, oil and natural gas prices, estimated future costs required to develop those reserves, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Financial Instruments and Other Instruments

Information regarding financial and other instruments and their risks associated with the Company's operations are disclosed in Note 12 of the consolidated financial statements.

Other MD&A Requirements

Additional information relating to the Company, including the most recent Company filings, can be located on the Company's website at www.transeuroenergy.com or on the SEDAR website at www.sedar.com.

Additional Disclosure for Venture Issuers Without Significant Revenue

For additional disclosures concerning the Company's general and administrative expenses and a breakdown of the oil and gas property costs, please refer to the Company's Interim Consolidated Statements of Operations and Comprehensive Income and note disclosures contained in its consolidated financial statements for the period ended December 31, 2010 which are available on the Company's website at www.transeuroenergy.com or on the SEDAR website at www.sedar.com. The Company does not have any capitalized or expensed research and development costs or any deferred development costs for the period ended December 31, 2010.

Disclosure of Outstanding Share Data

Set out below is the outstanding share data of the Company as at May 2, 2011. For additional detail, see Note 8 to the consolidated financial statements for the year ended December 31, 2010.

	Number Outstanding
Common shares	418,477,161
Options to Purchase Common Shares	17,832,880
Warrants to Purchase Common Shares	36,970,566

The following table summarizes information about warrants outstanding as at May 2, 2011:

Number of Warrants	Issue Date	Original Expiry Date	Exercise Price
11,676,566	September 3, 2009	September 3, 2011	$0.15
25,294,000	January 13, 2011	April 13, 2012	$0.15
36,970,566			

Subsequent to the period ended December 31, 2010, a total of 6,799,744 share purchase warrants were exercised at a price of $0.15 for total proceeds of $1,019,962.

Additional Disclosure for Reporting Issuers with Significant Equity Investees

Not applicable.

Risk Factors

The risks associated with the Company's business include:

Exploration and Reserve Risk

Exploration, appraisal and development of oil and gas reserves are speculative and involve a significant degree of risk. There is no guarantee that exploration or appraisal of the properties in which Transeuro holds rights will lead to a commercial discovery or, if there is a commercial discovery, that Transeuro will be able to realize such reserves as intended. Few properties that are explored are ultimately developed into new reserves. If at any stage Transeuro is precluded from pursuing its exploration or development programs, or such programs are otherwise not continued, Transeuro's business, financial condition and/or results of operations and, accordingly, the trading price of its common shares, is likely to be materially adversely affected.

Title to Properties/Licences

No legal opinion as to the title of the properties in which Transeuro holds an interest has been obtained. As a result, no assurance can be given that title defects do not exist. If a title defect does exist it is possible that Transeuro may lose all or a portion of its interest in properties to which the title defects relates. The Company's three licences in the Ukraine may not be retained should the financial commitments required under the licence agreements not be made.

Economic, Political and Legal Risk

Transeuro's operations are in foreign jurisdictions where there may be a number of risks over which it will have no control. These risks may include risks relating to economic, social or political instability or change, terrorism, hyperinflation, currency non-convertibility or instability and changes of laws affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing and petroleum export licensing and export duties as well as government control over domestic oil and gas pricing. Some of the jurisdictions in which Transeuro operates may have less developed legal systems that jurisdictions with more established economies which may result in risk such as (i) effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation or in an ownership dispute, being more difficult to obtain; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. There can be no assurance that joint ventures, licences, licence applications or other legal arrangements will not be adversely affected by the actions, including the adoption of new legislation, of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

Results to Date and Additional Requirement for Capital

Transeuro will need to raise additional capital in the future to fund the work commitments on the properties. The future of Transeuro is dependent upon its ability to raise the required funding in the form of equity, debt, joint ventures, farm outs or a combination thereof. Transeuro has limited debt capacity and therefore its exploration activities are expected to be financed through equity or third party joint ventures. There is no assurance that additional financing will be available on terms acceptable to Transeuro. Failure to obtain additional financing on a timely basis could cause Transeuro to forfeit its interest in some or all of the properties and reduce or terminate its operations. Any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictions on financing and operating activities.

Drilling and Operating Risks

Exploration and development activities may be delayed or adversely affected by factors outside the control of Transeuro. These include adverse climatic and geographic conditions, labour disputes, the performance of joint venture or farm-in partners on whom Transeuro may be or may become reliant, compliance with governmental requirements, shortage or delays in installing and commissioning plant and equipment or import or customs delays. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells, which, though yielding some oil or gas, are not sufficiently productive to justify commercial development or cover operating and other costs.

Market Risk

In the event of successful development of oil and gas reserves, the marketing of Transeuro's prospective production of oil and gas from such reserves will be dependent on market fluctuations and the availability of processing and refining facilities and transportation infrastructure, including access to ports, shipping facilities, pipelines and pipeline capacity at economic tariff rates over which Transeuro may have limited or no control. The right to export oil and gas may depend on obtaining licences and quotas, the granting of which may be at the discretion of the relevant regulatory authorities. There may be delays in obtaining such licences and quotas leading to the income receivable by Transeuro being adversely affected, and it is possible that from time to time export licences may be refused.

Reliance on Strategic Relationships

In conducting its business, Transeuro will rely on continuing existing strategic relationships and forming new ones with other entities in the oil and gas industry, such as joint venture parties and farm-in partners, and also certain regulatory and governmental departments. While Transeuro has no reason to believe otherwise, there can be no assurance that its existing relationships will continue to be maintained or that new ones will be successfully formed and Transeuro could be materially adversely affected by changes to such relationships or difficulties in forming new ones.

Competition

A number of other oil and gas companies operate, and are allowed to bid for exploration and production licences and other services, in the countries in which Transeuro operates, thereby providing competition to Transeuro. Larger, foreign-owned companies, in particular, may have access to greater resources than Transeuro, may be more successful in the recruitment and retention of qualified employees, and may conduct their own refining and petroleum marketing operations, which may give them a competitive advantage.

Environmental Regulation

As Transeuro is involved in oil and gas exploration, it is subject to extensive environmental and safety legislation and this legislation may change in a manner that may require stricter or additional standards than those now in effect, a heightened degree of responsibility for companies and their directors and employees and more stringent enforcement of existing laws and regulations. There may also be unforeseen environmental liabilities resulting from oil and gas activities which may be costly to remedy. The extent of potential liability, if any, for the costs of abatement of environmental hazards cannot be accurately determined and, consequently, no assurances can be given that the costs of implementing environmental measures or meeting any liabilities in the future will not be material to Transeuro or affect its business or operations.

Volatility of Prices of Oil and Gas

The demand for, and price of, oil and gas is highly dependent on a variety of factors, including international supply and demand, the level of consumer demand, weather conditions, the price and availability of alternative fuels, actions taken by governments and international cartels, and global economic and political developments. Geographic location and a lack of infrastructure may also result in any oil and gas produced being sold at a discount to world market prices for oil and gas. International oil prices have fluctuated widely in recent years and may continue to fluctuate significantly in the future. A material decline in the price of oil and gas may have a material adverse effect on Transeuro's business, financial condition, ability to pay dividends and results of operations. The performance of an oil and gas exploration and production company's share price may, but will not necessarily, exhibit a correlation with the price of oil and gas.

Dependence on Key Personnel

Transeuro has a small management team and the loss of a key individual or its inability to attract suitably qualified personnel in the future could materially and adversely affect Transeuro's business. Difficulties may also be experienced in certain jurisdictions in employing and retaining qualified personnel who are willing to work in such jurisdictions.

Internal Controls and Disclosure Controls over Financial Reporting

Future Accounting Pronouncements: Convergence with International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada. In February 2008, the AcSB confirmed that Canadian publicly accountable entities will be required to report under International Financial Reporting Standards (IFRS), which will replace Canadian GAAP for years beginning on or after January 1, 2011.

The Company has developed a conversion plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information relating to 2010. As part of the IFRS conversion project, the Company has engaged external consultants to assist and advise in the Company's transition to IFRS.

The conversion project consists of three phases. The table below provides a description and current status of each phase:

Phase	Description	Status
Phase 1 Preliminary Impact Assessment	This phase involves the high-level identification and assessment of the differences between IFRS and Canadian GAAP that will impact the Company.	Completed in Q1 2011
Phase 2 Detailed Evaluation	This phase involves performing a detailed impact assessment of the differences between IFRS and Canadian GAAP, reviewing and approving accounting policy choices, identifying impact on systems and business processes, preparing position papers for areas of significant judgement, quantifying IFRS conversion adjustments and drafting IFRS-compliant consolidated financial statements.	The Company is currently drafting position papers for areas of significant judgment. This phase is still in progress.
Phase 3 Implementation	This phase involves embedding changes to systems, processes and internal controls, drafting the transitional opening balance sheet and preparing pro-forma IFRS-compliant consolidated interim and annual consolidated financial statements for the 2011 fiscal year including comparatives.	This phase will commence upon the completion of phase 2.

Based on the work completed to date, the Company expects the greatest potential impact of IFRS adoption to be within the following areas:

1. First-time adoption of IFRS ("IFRS 1")

IFRS 1 provides the framework for the first-time adoption of IFRS and outlines that, in general, the Company must apply the principles under IFRS retrospectively and that adjustments arising on conversion to IFRS shall be directly recognized in retained earnings. However, IFRS 1 also provides a number of optional exemptions from retrospective application of certain IFRS requirements as well as mandatory exceptions which prohibit retrospective application of standards. The following optional exemptions have been identified as being applicable to the Company:

- deemed cost of oil and gas full cost assets;
- deemed cost of exploration and evaluation assets and assets in the development and production phase;
- application date of IFRS 2 *Share-based Payment*;
- retrospective application of IFRS 3 *Business Combinations*;
- measuring of and accounting for decommissioning liabilities;
- assessment of arrangements containing a lease; and,
- cumulative translation differences deemed to be zero.

The Company is currently assessing the impact of applying these exemptions to its financial statements. The remaining elective exemptions have limited or no applicability to the Company.

2. Exploration for and evaluation of mineral resources

Under IFRS, the Company must develop a separate accounting policy for costs related to the pre-exploration phase, exploration and evaluation phase and the development and production phase. Existing oil and gas assets must be separated into these three categories and the Company is only allowed to continue using its current accounting policy for the exploration and evaluation phase. In addition, capitalized exploration and evaluation costs must be classified as tangible or intangible according to nature of the expenditure.

The Company is currently in the process of assessing the above policy choices.

3. Property, plant and equipment

Canadian GAAP requires the Company to breakdown its assets into significant components only when practicable. Under IAS 16 *Property, Plant and Equipment*, the Company is explicitly required to allocate the amount initially recognized in respect of an item of property, plant and equipment ("PP&E") to its significant components and depreciate separately each of these components. Where a significant component has a useful life and depreciation method that is the same as the useful life and depreciation method of another significant component of the same item of PP&E, such components may be grouped together in determining the depreciation charge.

The Company will need to reassess PP&E and determine whether they are appropriately separated into its significant component parts. This may result in additional effort in identifying significant components, allocating cost to these components and adjusting previously recorded depreciation. Modification of the current fixed assets register may be required to accommodate recording components of PP&E and depreciation calculations.

4. Impairment of assets

Canadian GAAP impairment testing involves two steps, the first of which compares the asset's carrying value with undiscounted future cash flows to determine whether impairment exists. If the carrying value exceeds the amount recoverable on an undiscounted basis, then the cash flows are discounted to calculate the amount of the impairment and the carrying value is written down to estimated fair value.

PP&E and intangibles, including goodwill, are tested for impairment in accordance with IAS 36 – *Impairment of Assets* ("IAS 36"). IAS 36 requires that assets, other than goodwill and indefinite-life intangibles, be subjected to an impairment test if there are indicators of impairment. For goodwill and indefinite-life intangibles, IAS 36 requires that the Company perform impairment tests on an annual basis.

Under IFRS an asset is impaired when the recoverable amount of that asset is less than the carrying amount. If there is any indication that an asset may be impaired, the recoverable amount should be estimated for individual assets. The recoverable amount is defined as the higher of the fair value less costs to sell and the value-in-use. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable and willing parties. The value in use is the present value of the future cash flows (i.e. discounted cash flows) expected to be derived from an asset.

If it is not possible to estimate the recoverable amount for the individual asset other than goodwill, the Company must determine the recoverable amount for the cash-generating unit (CGU) to which that asset can be allocated. A CGU is the smallest group of assets that generates cash inflows largely independent of other assets or groups of assets. Management is therefore required to determine all of the CGUs of the Company.

Impairment will be recognized more frequently under IFRS as Canadian GAAP does not require the discounting of cash flows when assessing the recoverability of an asset's carrying value. However, IAS 36 requires the reversal of an impairment loss for an asset, other than goodwill, where there is an indication that circumstances have changed and that the impairment loss no longer exists or may have decreased. Under Canadian GAAP, impairments were not reversed.

5. Income taxes

IAS 12 is similar to Canadian GAAP in that the Company has to recognize deferred (future) taxes on temporary differences between the carrying value of assets and liabilities and their tax basis. The adoption of IFRS will have a significant impact on the Company's tax accounting in the period of adoption and in subsequent periods for new temporary differences arising on the conversion to IFRS as a result of changes in carrying values of assets, differences in depreciation expense, residual values, capitalization of borrowing and direct costs and impairment charges and reversals.

6. Share-based Payments

IFRS 2 Share-based Payments ("IFRS 2") requires that an estimation of forfeitures must be factored into the calculation of the stock-based option compensation expense. In addition, when an entity enters into a share-based payment transaction that vests in instalments (often referred to as graded vesting), IFRS 2 requires that each tranche within the award be treated as a separate award. Compensation cost for each tranche is recognized over its own distinct vesting period. The Company will therefore have to update its stock option calculations in order to meet the requirements of IFRS 2. Furthermore, the adoption of IFRS 2 could impact the systems and processes that the Company has in place to track stock options and related information

7. Asset retirement obligation ("ARO")

Differences exist between Canadian GAAP and IFRS with respect to the measurement of asset retirement obligations. Specifically, under Canadian GAAP asset retirement obligations were measured at fair value using a credit-adjusted risk-free discount rate. Under IFRS, asset retirement obligations are measured using the best estimate of the expenditure required to settle the obligation, and are discounted using a risk-free rate. This will likely result in an increase in Transeuro's asset retirement obligation recorded on the consolidated balance sheet.

In addition, IFRS requires changes to the timing of cash flows, estimated amounts of cash flows and discount rates to be accounted for prospectively. Canadian GAAP is similar; however, changes to the discount rates for ARO are only applied to the incremental changes in the liability and not the entire liability.

8. Convertible debenture

Both IFRS and Canadian GAAP require that the equity and debt components of a compound financial instrument (i.e. convertible debenture) be separately accounted for at initial recognition. IAS 32 *Financial Instruments: Presentation* ("IAS 32") requires the use of the residual value method when determining the initial carrying amount of the debt and equity components. Under this method, the fair value of the debt component is calculated first and any difference between the nominal amounts of the convertible debenture is allocated to the equity component.

Canadian GAAP allows for the use of both the residual value method and the relative fair value method (i.e. the nominal amount are be allocated to the debt and equity components based on the relative fair values). IFRS does not allow for the use of the relative fair value method.

Therefore, as the Company has used the relative fair value method to determining the initial carrying amount of the debt and equity components, the Company must recalculate the allocation using the residual value method and adjust for any material differences on adoption of IFRS.

9. Functional currency of foreign subsidiary

Under Canadian GAAP, the Company currently accounts for its foreign subsidiary as an integrated foreign operation whereby the subsidiary's accounts are translated into Canadian dollars using the temporal method.

IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21"), however, takes a functional currency approach whereby each individual entity within the group determines its functional currency, which is the currency of the primary economic environment in which the entity operates. Results and financial position of the entity are then measured in that currency. IAS 21 provides guidance that takes the form of primary and secondary indicators of economic factors and circumstances that should be considered in determining the functional currency. Examples of these indicators include:

- Primary indicators:
  (a) the currency that mainly influences sales prices for goods and services;
  (b) the currency of the country whose competitive forces and regulations mainly determine the sales prices of its goods and services; and,
  (c) the currency that mainly influences labour, material and other costs of providing goods or services.

- Secondary indicators:
  (d) the currency in which funds from financing activities (i.e. issuing debt and equity instruments) are generated; and,
  (e) the currency in which receipts from operating activities are usually retained.

The Company will need to assess the functional currency of its foreign subsidiary based on these indicators.

IFRS requires that a foreign currency transaction be recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. The general rules for subsequent measurement are as follows:

- Foreign currency monetary items are translated using the closing rates;
- Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction;
- Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined; and,
- Exchange differences are recognized in profit or loss in the period in which they arise.

The results and financial position of an entity whose functional currency is translated into a different presentation currency is based on the following procedures:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement;
- income and expenses for each statement of comprehensive income or separate income statement presented are translated at exchange rates at the dates of the transactions; and,
- all resulting foreign exchange differences are recognized in other comprehensive income.

The Company is currently in the process of assessing the impact on information technology and controls over financial reporting and disclosure. The Company will complete the assessment of the impact to investor relations and external communication plans once the evaluation of the impact to the consolidated financial statements is complete.

Internal Controls and Disclosure Controls over Financial Reporting

On November 23, 2007, the British Columbia Securities Commission in which the Company is registered exempted Venture Issuers from certifying disclosure controls and procedures, as well as, Internal Controls over Financial Reporting as of December 31, 2007, and thereafter. Since the Company is a Venture Issuer, it is now required to file basic certificates, which it has done for the year ended December 31, 2010. The Company makes no assessment relating to establishment and maintenance of disclosure controls and procedures as defined under Multilateral Instrument 52-109 as at December 31, 2010.

Outlook

As oil prices and equity markets in general have recovered over the last year and the Company has resumed operations on its assets to ensure that the resources and reserves controlled and owned by the Company are successfully turned into revenue generating assets. However, until positive cash flow from operations can be achieved, the Company will consider securing additional working capital by raise additional debt or equity, securing new or additional partners and farm-outs for its projects, and disposing of redundant fixed assets.

The ability of the Company to continue as a going concern and ultimately to recover its investment in its oil and gas properties and to attain profitable operations is dependent on its ability to raise additional working capital. The Board and management are attempting to address each of these issues and to limit the Company's spending in order to minimize costs. However, the successful outcome of management's activities cannot be assured because they are contingent on future matters.

Corporate Information

Directors

Aage Thoen
Pedro Paulo
David Parry

Officers

David Worrall
President and Chief Executive Officer

David Parry
VP Business Development

Derek Page
Chief Financial Officer

Legal Counsel

McCullough O'Connor Irwin LLP
1100 – 888 Dunsmuir Street
Vancouver, British Columbia
V6C 3K4

Auditors

PricewaterhouseCoopers LLP
Suite 700 – 250 Howe Street
Vancouver, British Columbia
V6C 3S7

Transfer Agent

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9

DnB NOR Bank ASA
Stranden 21
0021 Oslo, Norway

Head Office

Ste. 1578 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5
Telephone: (604) 681-3939
Facsimile: (604) 687-3912
Web: www.transeuroenergy.com
Email: info@transeuroenergy.com

Stock Information

TSX Venture Exchange
Oslo Axess
Symbol: TSU

Investor Relations

Karen Jenssen
Marketing Manager
Haakon VIIs Gate 1, PO Box 1680 Vika
0120 Oslo, Norway
Telephone: +47 23 11 32 22
Facsimile: +47 22 83 54 09